Notice to ASX/LSE Page 1 of 2 Notices of 2021 annual general meetings 8 March 2021 Rio Tinto will today issue notices for the 2021 annual general meetings of Rio Tinto plc and Rio Tinto Limited. The notices will be available at www.riotinto.com/invest/shareholder-information/annual-general-meetings. Rio Tinto Limited’s notice of meeting will also be released to the ASX. Rio Tinto plc will hold its 2021 annual general meeting in London on 9 April 2021. Due to the UK government restrictions on public gatherings to contain the COVID-19 pandemic, and mindful of public health concerns, shareholders will not be permitted to attend the annual general meeting in person. Shareholders can instead participate in the annual general meeting virtually via a live webcast, and will be able to vote and ask questions. Details on how to attend the Rio Tinto plc annual general meeting virtually are set out in the notice of meeting. Rio Tinto Limited will hold its 2021 annual general meeting in Perth, Australia on 6 May 2021. Shareholders who are unable to attend in person can participate in the meeting via a live webcast, and will be able to vote and ask questions. Details on how to participate online in the Rio Tinto Limited annual general meeting are set out in the notice of meeting. If it becomes necessary or appropriate as a result of the evolving COVID-19 situation in Australia to make any changes to the proposed meeting arrangements, shareholders will be given as much notice as possible. Information relating to alternate arrangements will be communicated to shareholders by way of announcement to ASX and published at www.riotinto.com/invest/shareholder-information/annual-general- meetings. Exhibit 99.1

Page 2 of 2 Contacts media.enquiries@riotinto.com riotinto.com Follow @RioTinto on Twitter Media Relations, United Kingdom Illtud Harri M +44 7920 503 600 David Outhwaite T +44 20 7781 1623 M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Media Relations, Asia Grant Donald T +65 6679 9290 M +65 9722 6028 Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412 Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Clare Peever M: +44 7788 967 877 Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948 Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.